Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065 fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

FOR IMMEDIATE RELEASE

Vasogen Announces the Appointment of Terry Gregg as Vice Chairman

Toronto, Ontario (November 3, 2005) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), a leader in the research and commercial development of technologies targeting chronic inflammation underlying cardiovascular and neurological disease, is pleased to announce the appointment of Terrance H. Gregg as Vice Chairman of its Board of Directors. Mr. Gregg joined Vasogen’s Board of Directors in 1999 and has been the Chair of the Company’s Compensation, Nominating, and Corporate Governance Committee for the past several years.

“Terry Gregg has made a significant contribution to the development of Vasogen. He is a dedicated and strategic member of our Board and I am very pleased that he has agreed to expand his role by assuming the position of Vice Chairman,” said William R. Grant, Chairman of the Board of Directors of Vasogen and Vice Chairman of Galen Associates. “Terry and I also served together on the board of MiniMed, where he was responsible for driving the company to great achievement and eventual sale to Medtronic. His vision and experience in transitioning MiniMed from a early-stage device company to a world leader in diabetes management will be invaluable as Vasogen completes two pivotal phase III programs of Celacade™ and prepares for commercial introduction.”

In 1996, Mr. Gregg became President and Chief Operating Officer of MiniMed Inc., now a world leader in diabetes management systems, and was instrumental in Medtronic’s US$3.4 billion acquisition of the company in 2001. Mr. Gregg retired as President of Medtronic MiniMed in 2002. He also served in executive positions with Smith & Nephew plc., a diversified healthcare product company, and Allergan, Inc., a leading ophthalmic device and pharmaceutical company. He is currently a Special Venture Partner with Galen Associates, a private equity firm specializing in the healthcare sector and also serves on the boards of Amylin Pharmaceuticals Inc., Dexcom, Inc., LMS Medical Systems Inc., and is Executive Chairman of Patton Medical, Inc.

About Vasogen
Vasogen is focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. The Company’s lead product, the Celacade™ technology, is currently in two pivotal phase III clinical trials designed to support regulatory approval in North America and commercialization in North America and Europe. The 550-patient pivotal phase III SIMPADICO trial, which is designed to further investigate the use of Celacade technology to improve intermittent claudication, a debilitating symptom associated with peripheral arterial disease, is being closed out at 50 centers in North America. The 2,400-patient pivotal phase III ACCLAIM trial, designed to further investigate the use of Celacade technology to reduce the risk of death and hospitalization in patients with advanced chronic heart failure, is fully enrolled and ongoing at 176 clinical centers in North America, Europe, and Israel. Vasogen is also developing a new class of drugs for the treatment of neuro-inflammatory disorders. VP025, which has completed phase I clinical development, is the lead product candidate from this new class of drugs.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “intends,” “will,” “should,” “expects,” “projects,” and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the adequacy, timing, and results of our clinical trials, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company’s products, the availability of government and insurance reimbursements for the Company’s products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel, and other risks detailed from time-to-time in the Company’s public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.